UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Commission File Number:  000-51625

China Linen Textile Industry, Ltd.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province
People’s Republic of China 151500
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒               Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Election of Directors and Establishment of Board Committees

On April 20, 2011, the Board of Directors (the “Board”) of China Linen Textile Industry, Ltd. (the “Company”), by unanimous written consent, accepted the resignation of Mr. Teng Yunhai as director of the Board and approved the appointment of Mr. Xu Jianzhong and Mr. Xu Jixiang (“New Directors”) to serve as independent directors of the Company for a term of one year or until their resignations or removals from office, or until their successors are elected and qualified.

Along with the appointment of New Directors, the Board established the Audit Committee, the Compensation Committee and the Nominating Committee of the Company and adopted respective committee charters and a code of ethics, a copy of which are attached hereto as exhibits to the Form 6-K.

Upon establishment of the three committees, the Board appointed Mr. Stephen Monticelli as chairman of the Audit Committee and member of the Nominating Committee and the Compensation Committee.

The Board appointed Mr. Xu Jianzhong as chairman of the Compensation Committee and member of the Nominating Committee and the Audit Committee. Mr. Xu Jianzhong’s compensation as director of the Company is set forth in a director appointment letter with the Company dated April 20, 2011. He will be paid an annual fee of RMB36,000 (approximately $5,516) , payable on a quarterly basis. A copy of the appointment letter is attached hereto as an exhibit to the Form 6-K.

The Board also appointed Mr. Xu Jixiang as chairman of the Nominating Committee and member of the Audit Committee and the Compensation Committee. Mr. Xu Jixiang’s compensation as director of the Company is set forth in a director appointment letter with the Company dated April 20, 2011. He will be paid an annual fee of RMB36,000 (approximately $5,516) , payable on a quarterly basis. A copy of the appointment letter is attached hereto as an exhibit to the Form 6-K.

Mr. Xu Jianzhong, 51, is a professor and PhD supervisor at Harbin Engineering University, School of Economics and Management since March 2005. He also served as vice president of School of Economics and Management from March 2005 to March 2006. He has participated in over 20 national or provincial research projects and his studies and researches focus on development and competitiveness of enterprises. Currently he also serves as an expert on Heilongjiang Province Science and Technology Advisory Committee, executive director and secretary general of Heilongjiang Academy of Management and vice president of Heilongjiang Academy of Business Administration. Mr. Xu Jianzhong received his Bachelor of Science, Master of Economics and PhD in Management from Harbin Engineering University in 1982, 1992 and 2003, respectively.

Mr. Xu Jixiang, 56, has over 30 years’ experience in the textile industry. He has served as president of China Linen Textile Industry Association since December 2009. From December 2008 to December 2009, he was the director of the Industry Department of China Textile Industry Association. From January 2006 to December 2008, he was the chairman of China Textile Technology Development Co., Ltd. Mr. Xu Jixiang received his Bachelor of Science in cotton textile from Donghua University (formerly, China Textile University) in 1978.

There is no family relationship between the New Directors and any of our other officers and directors. Except the aforementioned appointment letters, the New Directors have not had any transaction with the Company since the beginning of the last fiscal year.

Exhibits

10.1	Director Appointment Letter for Xu Jianzhong
10.2	Director Appointment Letter for Xu Jixiang
14.1	Code of Ethics
99.1	Audit Committee Charter
99.2	Nominating Committee Charter
99.3	Compensation Committee Charter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name: Gao Ren
Title: Chief Executive Officer and Chairman

Dated: April 21, 2011